SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K
                                  ANNUAL REPORT

 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1998

                          Commission File No.: 1-11421

                           Dollar General Corporation
                       401(k) Savings and Retirement Plan
                              (Full title of plan)

                           Dollar General Corporation
                          104 Woodmont Blvd. Suite 500
                           Nashville, Tennessee 37205
             (Name of issuer of securities held pursuant to the plan
                   and address of principal executive office)

INDEPENDENT AUDITORS' REPORT


To the Participants and Plan Administrator of
Dollar General Corporation 401(k) Savings and Retirement Plan
Nashville, Tennessee

We have audited the accompanying statements of net assets available for benefits of Dollar General Corporation 401(k) Savings and Retirement Plan (formerly the Dollar General Corporation Retirement Plan) as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment as of December 31, 1998 and (2) reportable transactions for the year ended December 31, 1998, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules have been subjected to the auditing procedures applied in our audit of the basic 1998 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/Deloitte & Touche LLP

Nashville, Tennessee
June 18, 1999

DOLLAR GENERAL CORPORATION 401(k) SAVINGS AND RETIREMENT PLAN
(FORMERLY THE DOLLAR GENERAL CORPORATION RETIREMENT PLAN)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1998 AND 1997
---------------------------------------------------------------------------------------
                                                                 1998          1997
ASSETS

INVESTMENTS, AT FAIR VALUE:
  Dollar General Corporation Stock Fund                      $24,508,239   $      --
  Registered investment companies                             20,068,613       965,010
  Participant notes receivable                                   804,179          --
  Real estate limited partnerships                               630,399       635,656
  Temporary investments                                             --      15,197,697
  Common stocks                                                     --       2,512,381
                                                             -----------   -----------

           Total investments                                  46,011,430    19,310,744
                                                             -----------   -----------

RECEIVABLES:
  Employer contributions                                       3,671,017     4,592,009
  Participants' contributions                                    381,155          --
  Due from broker for securities sold                               --       2,693,376
  Interest and dividends                                            --          41,606
  Dollar General Corporation Employee Stock Ownership Plan          --             874
                                                             -----------   -----------

           Total receivables                                   4,052,172     7,327,865
                                                             -----------   -----------

CASH                                                                --          17,860
                                                             -----------   -----------

NET ASSETS AVAILABLE FOR BENEFITS                            $50,063,602   $26,656,469
                                                             ===========   ===========


The accompanying notes are an integral part of these financial statements.

DOLLAR GENERAL CORPORATION 401(k)
SAVINGS AND RETIREMENT PLAN (FORMERLY
THE DOLLAR GENERAL CORPORATION RETIREMENT PLAN)

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1998
--------------------------------------------------------------------------------------------------------------------------


ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  INVESTMENT INCOME:
    Net depreciation in fair value of investments                            $ (1,729,759)
    Dividends                                                                   1,498,036
    Interest                                                                      424,648
                                                                             ------------

           Total investment income                                                192,925
                                                                             ------------
  CONTRIBUTIONS:
    Employer contributions                                                      5,367,159
    Participants' contributions                                                 4,563,223
    Transfer of assets from the Dollar General Corporation Employee
      Stock Ownership Plan                                                     15,934,731
    Rollover contributions                                                        726,552
                                                                             ------------
           Total contributions                                                 26,591,665
                                                                             ------------
                        Total additions                                        26,784,590
                                                                             ------------
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
    Benefits paid to participants                                               3,054,745
    Other expenses                                                                322,712
                                                                             ------------
                        Total deductions                                        3,377,457
                                                                             ------------
NET INCREASE                                                                   23,407,133

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                                            26,656,469
                                                                             ------------
  End of year                                                                $ 50,063,602
                                                                             ============


The accompanying notes are an integral part of these financial statements

DOLLAR GENERAL CORPORATION 401(k) SAVINGS AND
RETIREMENT PLAN (FORMERLY THE DOLLAR GENERAL
CORPORATION RETIREMENT PLAN)

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

1.    DESCRIPTION OF PLAN

      The following brief description of the Dollar General Corporation 401(k) Savings and Retirement Plan ("the Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

      On August 25, 1997, the Board of Directors of Dollar General Corporation (the "Company") resolved that the Dollar General Corporation Employee Stock Ownership Plan (the "ESOP Plan") be merged with the Dollar General Corporation Retirement Plan (the "Retirement Plan") to form the Dollar General Corporation 401(k) Savings and Retirement Plan. As a result, the December 31, 1997 Retirement Plan was amended, restated, converted and continued as the Plan and the December 31, 1997 ESOP Plan was merged into the Plan effective January 1, 1998.

      The Plan is a defined contribution plan for all employees of the Company who have completed one year and 1,000 hours of service and are age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      The Retirement Plan and the ESOP Plan were noncontributory, defined contribution plans covering all nontemporary, nonunion employees of the Company who had completed one year of service and were age 21 or older. The Retirement and ESOP Plans were subject to the provisions of ERISA.

      Contributions - A participant may elect to contribute to the Plan through salary deferral from 1% to 15% of his or her annual pretax salary up to the maximum amount allowed by law.

      The Company has the option of matching up to 50% of the first 6% of elective deferrals of each eligible participant's pretax contribution to the Plan for each period for which participants' contributions are made. The Company matching contribution is invested as directed by the participant. The Company matching contribution was 50% for the 1998 Plan year.

      The Company also has the option to make contributions to the Plan on behalf of all participants which shall be treated as Qualified Nonelective Employer Contributions ("QNEC") to the extent such contributions may be used to meet the nondiscrimination requirements of Section 401(k)(3)(A)(ii) of the Internal Revenue Code or comparability requirements of Section 401(l) of the Internal Revenue Code. The Company may elect to have the first 1/2 of 1% of the QNEC be made in Company common stock or used to acquire Company common stock. The remaining QNEC is invested as directed by the participant. Included in Employer Contributions Receivable is $3,514,318 related to the QNEC for the year ended December 31, 1998.

      In addition to the matching and QNEC contributions described above, the Company may contribute discretionary amounts from time to time as profit sharing contributions. The profit sharing contribution is invested as directed by the participant. There were no profit sharing contributions for the 1998 Plan year.

      Participants' accounts - Each participant's account is credited with the participant's contributions and withdrawals, as applicable, and allocations of (a) the Company's contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. Plan expenses are allocated to participant accounts based on an equal per person basis. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      Vesting - Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in all Company contributions and contributions made under the Retirement Plan, plus actual earnings thereon, is based on years of credited service. Participants are 40% vested after 4 years of credited service and 100% after 5 years of credited service.

      Participant loans - Effective January 1, 1998, participants in the Plan may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer between an investment fund and the participant loan fund. Loan terms range from one to five years or up to 30 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with the local prevailing rates as determined quarterly by the Plan administrator. Interest rates on outstanding loans range from 7.75% to 8.5% at December 31, 1998. Principal and interest are paid ratably through weekly or semi-monthly payroll deductions.

      Payment of benefits - On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or monthly, quarterly, semi-annual or annual installments over a twenty-year period as long as the periodic payments are not less than $50. As of December 31, 1998 and 1997, there were no benefits due to participants who have withdrawn from the Plan.

      Forfeited accounts - Forfeited balances of terminated participants' nonvested accounts are used to reduce future contributions of the Company. In 1998 and 1997, employer contributions were reduced by $122,690 and $693,637, respectively, from forfeited nonvested accounts.

      Investment options - Participants have the option to invest their contributions, rollover contributions and employer contributions in a variety of options. Except for the Dollar General Corporation Stock Fund, the funds are proprietary products of the American Funds Group. Participants may change their investment options at any time.

      Participants may invest their account in minimum whole increments of 1% in any of the following options:


      Dollar General Corporation Stock Fund: This fund is primarily comprised of Dollar General Corporation common stock with the remainder invested in a money market account.


      Assets invested in this fund are expressed in terms of units and the fair value of those units is calculated daily by the recordkeeper. Units outstanding and the fair value of the units in the fund during 1998 are presented below:

                                             Number of         Value of
                                               Units           Each Unit

               March 31                        547,187           $9.86
               June 30                       2,181,681           $12.95
               September 30                  2,460,264           $10.74
               December 31                   2,483,104           $9.87

      The Income Fund of America: According to the fund prospectus, this fund seeks to provide current income and, secondarily, growth of capital through a flexible mix of equity and debt instruments. The fund may invest in stocks, bonds and other fixed-income securities in any proportion.

      Washington Mutual Investors Fund: According to the fund prospectus, this fund seeks to provide current income and the opportunity for growth of principal. The fund invests in stocks of U.S. companies that meet strict standards based on requirements originally established by the U.S. District Court for the District of Columbia for the investment of trust funds.

      New Perspective Fund: According to the fund prospectus, this fund seeks to provide long-term growth of capital through investments all over the world, including the United States. The fund diversifies in blue chip companies here and abroad, focusing on opportunities generated by changes in global trade patterns and economic and political relationships. The fund's investments are in common stocks, convertibles, preferred stocks, bonds and cash.

      The Cash Management Trust of America: According to the fund prospectus, this fund seeks to provide income on cash reserves, while preserving capital and maintaining liquidity, through high-quality money market instruments.

      The Bond Fund of America: According to the fund prospectus, this fund seeks to provide a high level of current income with preservation capital. The fund invests in corporate debt securities, U.S. and other government securities, mortgage-related securities and cash, in which it must invest at least 60% of its assets in securities rated A or better at the time of purchase. The fund may invest up to 25% of assets in fixed-income securities of corporations and government entities outside the United States. Typically, the fund will invest in intermediate- to long-term securities.

      SMALLCAP World Fund: According to the fund prospectus, this fund seeks to provide long-term growth of capital by investing in the stocks of smaller companies in the United States and around the world. Normally, at least 65% of assets will be invested in equities of issuers located in at least three countries and typically having market capitalizations from $50 million to $1.2 billion.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Basis of accounting - The financial statements of the Plan are prepared under the accrual method of accounting.

      Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

      Investment valuation and income recognition - The Plan's investments are valued in the financial statements at their respective quoted market prices as of the Plan's year end, or if not available, the last reported market price. Net appreciation of investments consists of unrealized and realized gains and losses on investments. Realized gains and losses on investments are based upon the average cost of investments sold. The participant notes receivable are valued at cost which approximates fair value.

      Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

      Plan expenses are paid by the Plan as provided in the Plan agreement.

      Payment of benefits - Benefits are recorded when paid.

3.    TAX STATUS

      The Plan has requested a determination letter from the Internal Revenue Service (the "IRS") and has received notification of receipt by the IRS of the Plan's application. Although the Plan has not yet received a favorable determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

4.    INVESTMENTS EXCEEDING 5% OF NET ASSETS

The Plan's investments which exceeded 5% of net assets available for benefits as of December 31, 1998 and 1997 are as follows:

           Identity of
         Party Involved                    Description of Assets                  1998                  1997
         --------------                    ---------------------                  ----                  ----
Dollar General Corporation        Dollar General Corporation                     $ 24,508,239       $       -
                                    Stock Fund
The American Funds Group          The Income Fund of America                        9,605,572               -
The American Funds Group          Washinton Mutual Investors Fund                   4,093,395               -
Ameristar Investments &           Ameristar U.S. Treasury
  Trust Company                     Money Market                                            -        15,190,790

5.    PLAN AMENDMENTS AND TERMINATION

      Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. The Plan may also be amended at any time in any manner as deemed appropriate. Upon termination, the participants shall become fully vested and the assets under the Plan will be distributed to the participants based upon their account balance.

6.     FUND INFORMATION

      Net investment income, contributions, benefits paid to participants, other expenses, interfund transfers and net assets available for benefits by fund as of December 31, 1998 and for the year then ended are as follows:

                                                                        1998
Net investment income:
    Dollar General Corporation Stock Fund                             $(645,208)
    The Income Fund of America                                          292,369
    Washington Mutual Investors Fund                                    294,900
    New Perspective Fund                                                183,609
    The Cash Management Trust of America                                100,214
    The Bond Fund of America                                             49,625
    SMALLCAP World Fund                                                 (59,387)
    Participant Loan Fund                                                  --
    Money market accounts                                               144,925
    Common stocks                                                       (16,554)
    Equity mutual funds                                                (151,568)
    Real estate limited partnerships                                       --
    QNEC                                                                   --
                                                                      ---------
                                                                      $ 192,925
                                                                      =========

Contributions:
    Dollar General Corporation Stock Fund                          $ 19,401,195
    The Income Fund of America                                          804,915
    Washington Mutual Investors Fund                                  1,155,449
    New Perspective Fund                                                486,076
    The Cash Management Trust of America                                380,419
    The Bond Fund of America                                            390,072
    SMALLCAP World Fund                                                 459,221
    Participant Loan Fund                                                     -
    Money market accounts                                                     -
    Common stocks                                                             -
    Equity mutual funds                                                       -
    Real estate limited partnerships                                          -
    QNEC                                                              3,514,318
                                                                   ------------
                                                                   $ 26,591,665
                                                                   ============

Benefits paid to participants:
    Dollar General Corporation Stock Fund                           $ 1,740,528
    The Income Fund of America                                          943,855
    Washington Mutual Investors Fund                                    132,230
    New Perspective Fund                                                 30,344
    The Cash Management Trust of America                                 83,016
    The Bond Fund of America                                             56,543
    SMALLCAP World Fund                                                  39,580
    Participant Loan Fund                                                     -
    Money market accounts                                                28,649
    Common stocks                                                             -
    Equity mutual funds                                                       -
    Real estate limited partnerships                                          -
    QNEC                                                                     -
                                                                    -----------
                                                                    $ 3,054,745
                                                                    ===========

Other expenses:
    Dollar General Corporation Stock Fund                             $ 197,594
    The Income Fund of America                                           71,264
    Washington Mutual Investors Fund                                     11,313
    New Perspective Fund                                                  3,982
    The Cash Management Trust of America                                    760
    The Bond Fund of America                                              7,960
    SMALLCAP World Fund                                                   9,012
    Participant Loan Fund                                                     -
    Money market accounts                                                20,732
    Common stocks                                                            95
    Equity mutual funds                                                       -
    Real estate limited partnerships                                          -
    QNEC                                                                     -
                                                                      ---------
                                                                      $ 322,712
                                                                      =========

Interfund transfers:
    Dollar General Corporation Stock Fund                           $ 7,949,208
    The Income Fund of America                                        9,581,635
    Washington Mutual Investors Fund                                  2,876,990
    New Perspective Fund                                              1,105,238
    The Cash Management Trust of America                              1,271,011
    The Bond Fund of America                                          1,269,095
    SMALLCAP World Fund                                               1,096,042
    Participant Loan Fund                                               804,179
    Money market accounts                                           (22,638,966)
    Common stocks                                                    (2,495,732)
    Equity mutual funds                                                (813,442)
    Real estate limited partnerships                                     (5,258)
    QNEC                                                                     -
                                                                    ------------
                                                                    $        -
                                                                    ============

Net assets available for benefits:
    Dollar General Corporation Stock Fund                          $ 24,767,073
    The Income Fund of America                                        9,663,800
    Washington Mutual Investors Fund                                  4,183,796
    New Perspective Fund                                              1,740,597
    The Cash Management Trust of America                              1,667,868
    The Bond Fund of America                                          1,644,289
    SMALLCAP World Fund                                               1,447,284
    Participant Loan Fund                                               804,179
    Money market accounts                                                     -
    Common stocks                                                             -
    Equity mutual funds                                                       -
    Real estate limited partnerships                                    630,398
    QNEC                                                              3,514,318
                                                                   ------------
                                                                   $ 50,063,602
                                                                   ============

                                  * * * * * *

DOLLAR GENERAL CORPORATION 401(k) SAVINGS
AND RETIREMENT PLAN (FORMERLY THE DOLLAR
GENERAL CORPORATION RETIREMENT PLAN)

Line 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1998
-----------------------------------------------------------------------------------------------------------------------------

 Column A                   Column B                             Column C                  Column D           Column E

                                                        Description of Investment
                                                         Including Maturity Date,
                       Identity of Issue,                   Rate of Interest,
                       Borrower, Lessor,                    Collateral, Par or                                 Current
                        or Similar Party                      Maturity Value                 Cost               Value
     *      Dollar General Corporation               2,483,104 units                        $ 20,093,673        $ 24,508,239
              Stock Fund

     *      The American Funds Group                 The Income Fund of                       10,184,516           9,605,572
                                                       America

     *      The American Funds Group                 Washington Mutual                         4,167,634           4,093,395
                                                       Investors Fund

     *      The American Funds Group                 New Perspective Fund                      1,655,160           1,705,283

     *      The American Funds Group                 The Cash Management                       1,636,679           1,636,679
                                                       Trust of America

     *      The American Funds Group                 The Bond Fund of America                  1,649,935           1,612,538

     *      The American Funds Group                 SMALLCAP World Fund                       1,547,191           1,415,146

            Participants notes receivable            Interest rates ranging from                 804,179             804,179
                                                     7.75% to 8.5% and maturity
                                                     dates ranging from 1999 to
                                                     2003


            Real estate limited partnerships:
               Interchange City Associates Ltd.      16 shares                                   240,553             314,583
               Liquidity Fund Tax Exempt             15 shares                                   150,000              32,024
               North Creek Associates                400 shares                                  242,372             184,292
               Realty FD 85-1                        200 shares                                   82,353              99,500
                                                                                                  -------             ------
                                                                                                 641,160             630,399
                                                                                                 --------            -------
                                                                                            $ 42,454,245        $ 46,011,430
                                                                                            =============       ============

* Party-in-interest

DOLLAR GENERAL CORPORATION 401(k)
SAVINGS AND RETIREMENT PLAN
(FORMERLY THE DOLLAR GENERAL CORPORATION RETIREMENT PLAN)

LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
DECEMBER 31, 1998
----------------------------------------------------------------------------------------------------------------

    Column A             Column B           Column C        Column D     Column E    Column F       Column G


                                                                                     Expenses
    Identity                                                                         Incurred
    of Party           Description          Purchase        Selling       Lease        With          Cost of
    Involved             of Asset             Price          Price        Rental    Transaction       Asset

A single transaction representing an amount in excess of 5% of the fair value of Plan assets at the beginning of the year:
*The American     The Cash Management       $ 21,342,141     $        -    $ -        $ -       $ 21,342,141
    Funds Group     Trust of America
*The American     The Cash Management                  -     14,797,176      -          -         14,797,176
    Funds Group     Trust of America
*The American     The Cash Management                  -      6,089,240      -          -          6,089,240
    Funds Group     Trust of America
*The American     The Cash Management          4,592,009              -      -          -          4,592,009
    Funds Group     Trust of America
*The American     The Cash Management                  -      3,702,077      -          -          3,702,077
    Funds Group     Trust of America
*Dollar General   Common stock                 9,218,594              -      -          -          9,218,594
    Corporation
*Dollar General   Common stock                 6,089,240              -      -          -          6,089,240
    Corporation
*The American     Income Fund of               8,144,780              -      -          -          8,144,780
    Funds Group     America
*The American     Income Fund of               2,388,106              -      -          -          2,388,106
    Funds Group     America
*The American     Washington Mutual            2,513,233              -      -          -          2,513,233
    Funds Group     Investors Fund

* Party-in-interest

DOLLAR GENERAL CORPORATION 401(k)
SAVINGS AND RETIREMENT PLAN
(FORMERLY THE DOLLAR GENERAL CORPORATION RETIREMENT PLAN)

LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
DECEMBER 31, 1998
-----------------------------------------------------------------------

    Column A             Column B              Column H      Column I

                                               Current
                                               Value of
    Identity                                   Asset on
    of Party           Description           Transaction     Net Gain
    Involved             of Asset                Date       or (Loss)

*The American     The Cash Management      $ 21,342,141        $ -
    Funds Group     Trust of America
*The American     The Cash Management        14,797,176          -
    Funds Group     Trust of America
*The American     The Cash Management         6,089,240          -
    Funds Group     Trust of America
*The American     The Cash Management         4,592,009          -
    Funds Group     Trust of America
*The American     The Cash Management         3,702,077          -
    Funds Group     Trust of America
*Dollar General   Common stock                9,218,594          -
    Corporation
*Dollar General   Common stock                6,089,240          -
    Corporation
*The American     Income Fund of              8,144,780          -
    Funds Group     America
*The American     Income Fund of              2,388,106          -
    Funds Group     America
*The American     Washington Mutual           2,513,233          -
    Funds Group     Investors Fund

 DOLLAR GENERAL CORPORATION 401(k) SAVINGS
 AND RETIREMENT PLAN (FORMERLY THE DOLLAR
 GENERAL CORPORATION RETIREMENT PLAN)

 LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
 YEAR ENDED DECEMBER 31, 1998
 -----------------------------------------------------------------------------------------------------------------------

      Column A             Column B           Column C        Column D        Column E      Column F       Column G

                                                                                            Expenses
      Identity                                                                              Incurred
      of Party            Description         Purchase         Selling         Lease          with          Cost of
      Involved             of Asset             Price           Price          Rental      Transaction       Asset

 A series of security transactions representing one or more securities of the same issue which in the aggregate is in excess of 5% of the fair value of Plan assets at the beginning of the year:

*The American Funds  The Cash Management      $ 37,191,123             $ -            $ -           $ -    $ 37,191,123
   Group               Trust of America                  -      38,388,304              -             -      38,388,304

*Dollar General      Common stock               22,192,102               -              -             -      22,192,102
   Corporation                                           -       2,505,762              -             -       2,098,431

*The American Funds  The Income Fund of         12,325,839               -              -             -      12,325,839
   Group               America

*The American Funds  Washington Mutual           4,535,533               -              -             -       4,535,533
   Group               Investors Fund



*Party-in-interest

 DOLLAR GENERAL CORPORATION 401(k) SAVINGS
 AND RETIREMENT PLAN (FORMERLY THE DOLLAR
 GENERAL CORPORATION RETIREMENT PLAN)

 LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
 YEAR ENDED DECEMBER 31, 1998
 -------------------------------------------------------------------------

      Column A             Column B            Column H       Column I

                                               Value of
      Identity                                 Asset on
      of Party            Description         Transaction     Net Gain
      Involved             of Asset              Date         or (Loss)

*The American Funds  The Cash Management       $ 37,191,123           $ -
   Group               Trust of America          38,388,304             -

*Dollar General      Common stock                22,192,102             -
   Corporation                                    2,505,762       407,331

*The American Funds  The Income Fund of          12,325,839             -
   Group               America

*The American Funds  Washington Mutual            4,535,533             -
   Group               Investors Fund



*Party-in-interest

The following is a complete list of Exhibits filed or incorporated by reference as part of this annual report:

                                    EXHIBITS

23     Consent of Independent Auditors. . . . . . . . . . . . . .

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Dollar General Corporation 401(k) Savings and Retirement Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

                                            DOLLAR GENERAL CORPORATION
                                            401(k) SAVINGS AND RETIREMENT PLAN


Date: June 29, 1999                         By:/s/Herman Martinez
                                               --------------------
                                                  Herman Martinez
                                                  Capital Guardian Trust